Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Keefe, Bruyette & Woods, Inc.

787 7th Avenue

New York, New York 10019

November 4, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Erin Purnell

Re:	Silvergate Capital Corporation

Registration Statement on Form S-1, as amended (File No. 333-228446)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Silvergate Capital Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 PM, Eastern Daylight Time, on November 6, 2019 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Holland & Knight LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 1,907 copies of the Preliminary Prospectus, dated October 28, 2019 and included in the above-named Registration Statement, as amended, were distributed during the period from October 28, 2019 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

Very truly yours,

BARCLAYS CAPITAL INC. KEEFE, BRUYETTE & WOODS, INC. Acting on behalf of themselves and the several underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Jamie Cohen
	Name:	Jamie Cohen
	Title:	Managing Director

By:	KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Michael Garea
	Name:	Michael Garea
	Title:	Managing Director

[Signature Page to UW Acceleration Request]